

ROYAL ALBARTROSS

The Golf Shoe Perfected

Follow Royal Albartross to be notified if they later decide to raise funding.

WATCH FOR UPDATES

us.albartross.com Tallahassee, FL

Highlights

1. Proven Traction: $3M revenue in 2023
2. $12M in lifetime revenue, more than 100,000 shoes already sold
3. Sold in over 300 of the most exclusive golf courses: Trump Doral, Pinehurst, Medinah and LACC...
4. Sold in major national retailers: PGA Tour Superstore, Scheels and Worldwide Golf
5. 40% Returning Customer Rate
6. Featured in: Golf.com, Golf Digest, Forbes, GQ, Esquire & Sports Illustrated
7. Active Charity Initiatives
8. $850M addressable golf shoe market

Featured Investor

Stuart Maddison
Syndicate Lead

Follow

Invested $890,000

"Our investment philosophy revolves around three key pillars: product, people, and potential. Royal Albartross excels in each of these areas. Their offering stands unmatched in the market, combining superior quality and distinctive style. By strategically positioning themselves in a market with limited competition, Royal Albartross is primed to become a leader in this space. Ross and Alex form a dynamic leadership duo with complementary strengths, supported by an exceptional team. Their dedic..."

Read More

Our Team



Ross Hocknell Co-Founder and CEO

Ross is the Co-Founder of Royal Albartross and a seasoned entrepreneur and finance specialist with a broad background in leading positions within renowned corporations. Having served as Chairman at Royal Albartross he has recently taken over as CEO.



Alex Bartholomew Co-Founder and Head of Design

Having studied at Brighton University Alex then gained experience working for Burberry. Alex stands out as a true innovator within the golf industry. Fuelled by a relentless pursuit of perfection which has resulted in the world's finest golf shoes!



Rakshita Somaiya Head of Operations

Rak has over 30 years of experience in logistics, purchasing, operations and merchandising. Rak has worked at global companies including Jimmy Choo and Marks and Spencer's. Rak specializes in sourcing, negotiation, stock management, and budget oversight.

Own a Luxury Golf Brand

This is an incredible opportunity to own one of the most exciting golf brands on the market. Royal Albartross is an award-winning brand with a proven track record.



HAND-CRAFTED LUXURY • GOLF LIFESTYLE • DESIGNER FOOTWEAR

THE PURSUIT TO MAKE THE WORLD'S FINEST GOLF SHOE

Royal Albartross was founded when we set out to create the world's finest golf shoe, where design incorporated the best of traditional craftsmanship and technical advances.

Several years later, our journey has resulted in a beautiful collection of leather footwear and accessories that marry both golf and a luxury lifestyle

Our products are sold in the most sought-after golf courses in the world which include Los Angeles Country Club, Trump Doral, Medinah and Pinehurst.

The Market

The golf market is thriving and all indicators suggest this is not going to slow down soon!


THE MARKET
$306m
premium golf shoe market worth
$850m
annual golf shoe market worth
70m
total golfers worldwide
$84bn
global golf industry value
28%
golf shoe consumer purchases
66%
womans spending increase

The number of golfers in the United States increased from 48% up from 24 million in 2019 to an estimated 40 million golfers today!

Female golfers are leading the surge with an impressive 24% of on-course golfers now female.

Our Performance

2023 was a strong year for us with positive growth in most key business metrics.


23' PERFORMANCE
$3m
in total revenue
10%
reduction in expenses
41%
return customer rate
5%
increase in gross margin
60%
increase in EBITDA
11%
increase in average order value

What makes us Different?

With a view to our future and our planet, we invest in great quality - in our leathers, our components, our workmanship, and our designs.

Royal Albartross is not defined by quick trends or mass consumerism. Our styles are founded in the classic aesthetics of the finest game in the world, they're slower to change, built to last and hold their value.

We source the most skilled artisans, choosing to work with talented Italian craftsmen who use manufacturing techniques passed down from generation to generation.

We choose to work with honest, reliable family-run businesses, using only the most superior leathers and components to create our luxury golf shoes and travel accessories.


THE CRAFT
European craftsmanship
Royal Albartross shoes are handcrafted by skilled artisans in Italy and Portugal, using traditional techniques.
Design-led performance & quality
We emphasise the use of superior materials, sourcing high-quality leathers, advanced insoles, and breathable linings for maximum support and comfort, maintaining design integrity.
Best in class customisation
Royal Albartross offers a customizable program, setting itself apart in the industry by tailoring products for retailers, which is crucial to its growth strategy.
Golf & Lifestyle
Our products seamlessly transition from the golf course to everyday activities, embracing athleisure trends in sports apparel purchasing.

Best In class Customization

One of key aspects that separates us from our competitors is our ability to offer customization with very low minimum quantities and a quick turn-around time. This truly sets us apart from our competition and has enabled us to do bespoke products for prestigious retailers such as Pinehurst and Desert Mountain.


CUSTOM PROGRAM
Royal Albartross now offers an innovative customization program with swift lead times and low minimum order quantities (MOQs), giving us a substantial competitive edge.
BONITA BAY
WE ALSO DO CUSTOM LIFESTYLE SNEAKERS, GLOVES, & BELT EMBOSSING
CUSTOM LIFESTYLE SNEAKERS
CUSTOM LOGO ON GLOVES
CUSTOM BELT EMBOSSING

Sustainability

"Buy less, choose well, make it last." - Vivienne Westwood

Future product development will be heavily focussed on producing truly sustainable products that are lovingly crafted using sustainable and ethical practices



Sustainable fashion
is not a trend,
it's a responsibility.
In our rapidly evolving world, innovative and sustainable materials are now more essential than ever. We plan on integrating the following materials to our production:
100% RECYCLED PACKAGING
RECYCLED PLASTIC BOTTLES
RECYCLED FISHING NETS
RECYCLED RUBBER
APPLE CORK
CACTUS SKIN

Product Development

Continued product development is essential to the success and growth of Royal Albartross.



We're **revolutionizing** product development

Our focus? Two cutting-edge lightweight outsoles for top-tier golf performance. These innovations will expand our market with advanced, lightweight, & competitively priced footwear.




OWN A LUXURY GOLF BRAND
INVEST NOW

Marketing Positioning

Royal Albartross is positioned on the higher end of the market. This is a growing and lucrative market with much less competition than the mid and lower-end markets.


MARKET POSITIONING
$$$


PREMIUM GOLF SHOE MARKET*
*Golf shoes retailing for over $250 are classified as premium.
royal albartross
LONDON
DUCA DEL COSMA
ecco GOLF
G/FORE
NIKEGOLF
FJ
adidas
TRUE
UNDER ARMOUR GOLF
PUMA
Callaway GOLF
SKECHERS
LOWER QUALITY
HIGH QUALITY
$

Clear Growth Strategy


GROWTH STRATEGY
Product development
We are actively developing a lightweight, performance shoe range featuring exclusive sole mold and waterproof technology at a lower price point, along with stylish apparel.


Territory expansion
With our existing market growth in the USA, UK, South Korea, and Indonesia, we are now focusing on expanding to Asia, France, Germany, Spain, Japan, China, the Middle East, South Africa, Canada, and Oceania.
Channel evolution
Our channel growth is currently centered on e-commerce, licensing, distribution, and wholesale.
Business model
Our business model emphasizes collaborations, co-branding, corporate business, marketplaces, and personalization.

Website Performance

Despite a challenging year for retail we saw solid growth in website performance in 2023. Revenue reached over $1 million with 75% gross margin and a 41% return customer rate


'24 SITE HIGHLIGHTS
$13.1
*TROAS
%160
YOY increase in *TROAS
$224
average order value (AOV)
2%
conversion rate


239%
add to cart increase
for paid social ads

ONLINE GROWTH **STRATEGIES**

- CONTENT ENRICHMENT
- BRAND COLLABORATIONS
- INFLUENCER ENGAGEMENT
- COMPREHENSIVE AD EXPANSION


$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$2,261,723
$3,228,498
$4,315,874
$5,610,636
492,750 SESSIONS
689,850 SESSIONS
896,805 SESSIONS
1,165,847 SESSIONS
YEAR
2025
2026
2027
2028
Sessions: 36% avg. increase • Conversion Rate: 1.78% • AOV: $266

Sold in over 300 of the most exclusive golf stores and pro shops in the US


OUR STOCKISTS
We are not into name dropping but to show a few of the luxury Golf & Country clubs that we work and partner with in the US & UK:
- Wentworth
- LACC
- Riviera
- Pebble Beach
- The Bridges - Rancho Santa Fe
- Scotsdale
- Oak Hills Country Club
- Ocean Reef
- Nantucket
- Desert Mountain
- Newport
- Pinehurst
- Quail Lodge & Golf Club

Forward-looking projections are not guaranteed.

Strong Growth Forecast


REVENUE FORECAST
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
YEAR
$4,102,000
$5,904,000
$8,105,000
$11,264,000
2025
2026
2027
2028
UPSIDE REVENUE
$13,559,000
$9,495,000
$6,671,000
$4,556,000

**Forward-looking projections are not guaranteed.*

Investment Sought and Use of Funds


INVESTMENT SOUGHT
$1.235m USD
What is the investment for?
COST OF GOODS REDUCTION
Our new luxury footwear factory partnership will cut COGS by 25% and improve quality. Increased order volumes will help us reduce logistics costs with larger, less frequent purchases.
PRODUCT DEVELOPMENT
We are committed to innovating with lighter, advanced shoes and new apparel, enhancing customer satisfaction and market reach.
GLOBAL EXPANSION
To achieve our growth goals, we must explore key international markets like the UK, Europe, UAE, and Asia, which are largely untapped.
SITE UPGRADE & E-COMMERCE
We will enhance our flagship digital presence with multi-currency and multi-lingual support to improve the B2B and B2C customer experience and ensure seamless transactions.
SUSTAINABILITY
We prioritize sustainability and ethical practices, aiming to minimize our environmental impact and reduce our carbon footprint with eco-friendly products.
MARKETING
We aim to boost our brand presence through expanded digital marketing, impactful campaigns, brand ambassadors, partnerships, and improved in-store presentations, while developing compelling digital assets to drive sales.

Business with a Purpose


BUSINESS WITH A PURPOSE
Our Founders' passion led to collaborations with among others, the Mia's Miracles & the OG Molefe Foundations, supporting children and underprivileged youth.
In honor of Mia, we created a vibrant, limited-edition golf shoe, with each purchase aiding these vital causes.

The Opportunity

Based on our 4-year forecast of $13mn revenue and an EBITDA of $3MN. One potential exit could be 10X EBITDA, valuing the business at $30MN and give an investor a 300% ROI.

With a strong omnichannel sales mix in place and targeted growth through product and sales channel expansion, we believe our projections to get to $13 million, which is 4% of the premium golf shoe market, are entirely realistic.

Forward-looking projections are not guaranteed.

OWN A LUXURY GOLF BRAND

INVEST NOW